Exhibit 99.1



Corporate Communications
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Houston, Texas 77067 www.xjet.com
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News Release

EXPRESSJET REPORTS MARCH 2008 PERFORMANCE

HOUSTON, April 14, 2008 – ExpressJet Holdings (NYSE: XJT) today announced traffic and capacity results for March 2008 for its ExpressJet Airlines subsidiary. The results include statistics for both contract and branded operations. The contract operation consists of flying for Continental Airlines and Delta Air Lines under capacity purchase agreements and ExpressJet's charter (corporate aviation) service. The branded operation includes flying under the ExpressJet name and pro-rate flying for Delta Air Lines.

Contract Flying

During the month, ExpressJet revenue passenger miles (RPM) under contract flying totaled 742 million, and available seat miles (ASM) flown were 924 million. ExpressJet's March load factor was 80.3%. The company flew 63,299 block hours and operated 32,534 departures during the month.

Branded Flying

During the month, ExpressJet branded RPMs totaled 198 million on 273 million ASMs, resulting in a March load factor of 72.5%. The company flew 15,850 block hours and operated 8,139 departures during the month. The average stage length in the branded operation was 673 miles.

About ExpressJet

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC.   ExpressJet Airlines serves 175 destinations in North America and the Caribbean with approximately 1,500 departures per day. Operations include capacity purchase and pro-rate agreements for mainline carriers; providing clients customized 50-seat charter options; training services through its world-class facility in Houston, Texas; and ExpressJet branded flying, providing non-stop service to markets concentrated in the West, Midwest and Southeast regions of the United States. ExpressJet Services is the North American partner to three major European original equipment manufacturers and provides composite, sheet metal, interior and thrust reverser repairs throughout five facilities in the United States. For more information, visit www.expressjet.com.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY STATISTICS

Month Ending March 31, 2008	Contract[1]	Branded	System
Revenue Passenger Miles (millions)	742	198	951
Available Seat Miles (ASM) (millions)	924	273	1,217
Passenger Load Factor	80.3%	72.5%	78.1%
Block Hours	63,299	15,850	80,414
Departures	32,534	8,139	41,453
Stage Length	586	673	602

Year to Date	Contract[1]	Branded	System
Revenue Passenger Miles (millions)	2,012	498	2,531
Available Seat Miles (ASM) (millions)	2,618	813	3,475
Passenger Load Factor	76.9%	61.3%	72.8%
Block Hours	181,161	47,666	231,856
Departures	93,663	24,402	120,124
Stage Length	577	669	593

(1) Excludes charter since statistics on charter aircraft do not provide meaningful data for forecasting and are not reviewed by management.

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